

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2014

Via E-mail
Osamu R. Watanabe
General Counsel
Moelis & Company
399 Park Avenue, 5th Floor
New York, NY 10022

> **Re: Moelis & Company**
> **Draft Registration Statement on Form S-1**
> **Submitted January 17, 2014**
> **CIK No. 0001596967**

Dear Mr. Watanabe:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please provide us with a copy of all graphic materials or artwork you intend to include in your prospectus.

3. Please note that once you have included complete pro forma financial information for the reorganization and offering transactions, we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X. Specifically, please ensure that each of your pro forma adjustments is explained in sufficient detail, particularly in cases where multiple adjustments impact a specific line item. In this regard, certain adjustments may require additional tabular disclosure in order to fully explain the various components.

4. Please revise your pro forma presentation to separately show the impacts of your reorganization on your historical results from the impact of your initial public offering for all periods presented. This separate presentation should include all adjustments to your historical financial results that are specific to the reorganization, including a measure of basic and diluted earnings per share.

5. You disclose on page 70 that one reason to go public is to "to enhance [y]our ownership culture through increased equity-based compensation for [y]our employees". Please discuss whether you will make any changes to your equity-based compensation plans disclosed on page F-19 as a result of becoming a public company. If these changes will have a continuing impact on your results of operations, please revise your pro forma financial data to include an adjustment to reflect the impact of the changes.

6. We note your comparative statements about your position in the industry and the quality and independence of your advice. For example:

    -   "Moelis & Company is a leading global independent investment bank…;"

    -   "We believe we are differentiated amongst the independent investment banks in our ability to deliver this advice…;"

    -   "We intend to continue to take advantage of growth opportunities arising from the ongoing dislocation at large financial conglomerates;"

    -   "We believe the quality and scale of our global franchise would be a challenge to replicate today;" and

    -   "This independence allows us to offer advice free from the actual or perceived conflicts associated with lending to clients or trading in their securities."

    Please provide the basis for these and similar statements. We note that you reference several types of institutions as your competitors (e.g., investment banking and advisory firms, independent investment banks, global independent investment banks, etc.). To the extent that your statements reference a competitive advantage over or a comparison to one type of competitor, as opposed to all competitors, please revise the statements to clarify.

Market and Industry Data, page i

7.   You are responsible for the information in your registration statement. Please delete any statements implying otherwise.

Prospectus Summary

Moelis & Company, page 1

8.   Please explain what you mean by the term "global independent investment bank."

9.   Please provide context for the statement that you have been the fastest growing global independent investment bank since your inception. For example, to the extent that rapid revenue and market share growth is typical during a firm's early years, please explain. In this regard, we note that the three other firms you consider to be global independent investment banks each have longer operating histories than you.

10.   Please expand your disclosures regarding the transactions you have advised on to clarify your roles in them.

11.   We note your statements regarding revenue and earnings growth since inception. If you experienced any years in which revenues and/or earnings decreased, please expand your disclosures to clarify this and quantify the decreases.

Our Market Opportunity, page 3

12.   Please provide the basis for your statements regarding the M&A fee pool share. Quantify the global independent investment bank fees and their percentage of the overall pool.

13.   Please address the impact of the Volcker Rule when you discuss proprietary trading at large financial institutions.

14.   Please revise the "Upturn in Mergers & Acquisitions Activity" caption as your disclosure indicates that there has not been an upturn since the financial crisis.

Our Key Competitive Strengths, page 4

15.   Please balance your summary of your competitive strengths and growth strategies with an equally prominent discussion of the risks and obstacles you may encounter when implementing these strategies.

16.   Please revise the "Pure Advisory Focus…" caption as your disclosure indicates that you primarily focus on advising clients and your disclosure on page 24 indicates that you may enter into new lines of business.

17.   Please reconcile your "Diversified Advisory Platform" disclosures with the risk factor on page 19 regarding the limited number of transactions that account for significant a significant portion of your revenues.

The Offering, page 9

18.   Please indicate the ownership and voting percentages of non-affiliated holders immediately after the offering.

Risk Factors

Our failure to deal appropriately with actual or perceived conflicts of interest…, page 20

19.   Please describe the conflicts of interest you confront.

Control by Mr. Moelis of the voting power…, page 27

20.   Please indicate what percentage of voting interests Mr. Moelis will have in you after completion of the offering.

Organizational Structure

The Reorganization, page 34

21.   We note from your disclosure that the reorganization will compensate existing limited partners of Old Holdings either directly or indirectly with shares of Group LP Class A partnership units, or the existing limited partners of Old Holdings will receive either directly or indirectly Class A common stock. Please revise your filing to disclose the circumstances that will require you to issue your Class A common stock to the limited partners of Old Holdings, and clarify whether this is at your option or at the option of the limited partners of Old Holdings. Please describe all material terms, rights and obligations of all parties included in this transaction.

Unaudited Pro Forma Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations Year Ended December 31, 2012, page 48

22.   Please expand your disclosure of pro forma adjustment (c), both here and on page 49, to describe the method and assumptions used to determine your weighted average of shares outstanding for both basic and diluted earnings per share. For example, it is unclear how you have contemplated the Class B common stock, the convertible Class A partnership units or the put and call options associated with the Australian joint venture.

Unaudited Pro Forma Condensed Combined Statement of Financial Condition As of September 31, 2013, page 50

23.   Please disclose income tax effects of your reorganization and offering on your balance sheet. For example, we note your disclosure that in the future you are required to pay 85% of the cash savings that are attributable to the increases in tax basis as a result of your reorganization but could not locate a pro forma adjustment to your balance sheet to reflect this obligation.

24.   You disclose the pro forma impact of the issuance of common stock pursuant to this offering on your stockholder's equity. However, we could not locate an adjustment to reflect the impact of receipt of the proceeds on your cash balance. Please revise your disclosure to provide this information, or if the offering will not impact your cash balance, please explain why in your disclosure. Also, describe the assumptions used to determine the amount of the pro forma adjustment in your footnote disclosure.

25.   We note from your disclosure of pro forma adjustment (a), cash distributions of excess capital, that no accounts are affected other than your cash account. Please revise your disclosure to provide a discussion of the assumptions used to determine the amount of this adjustment. Also, tell us whether this distribution affects equity, and if not, revise your disclosure to state that fact and provide an explanation of why not. If so, revise your disclosure to include a pro forma adjustment to show the effects of this transaction on all affected accounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 54

26.   We note that you do not allocate your revenues by the type of advice you provide. However, elsewhere in the prospectus you make statements regarding your capabilities in different areas of advice. For example, on page 3 you note your "strong recapitalization and restructuring activities" and on page 5 you indicate that your "leading market share in recapitalization and restructuring provides a countercyclical balance to [y]our M&A advisory revenues." You also include risk factors describing both how adverse market conditions could affect your M&A advisory services and how a decrease in the number of debt defaults and bankruptcies could affect demand for your recapitalization and restructuring advisory services. Please expand your disclosures to provide greater transparency regarding the amount of business you derive based on the types of advisory services you provide.

Liquidity and Capital Resources, page 60

27.   Please revise your filing to provide a discussion of the material terms of the tax receivable agreement and discuss how this agreement will impact your liquidity when the

conversion is complete. Include a discussion of the timing of payments under the agreement and the events or circumstances that would trigger a cash payout.

Market Risk and Credit Risk, page 63

28.   Please revise your filing to include all of the information required by Item 305 of Regulation S-K regarding quantitative and qualitative disclosures about market risk.

Business, page 66

29.   Please include a section describing your separation from Old Holdings, including the business activities that Old Holdings has engaged in that you will no longer by engaging in following the reorganization and any ongoing relationships you or any of your affiliates will have with Old Holdings.

Our Strategic Alliance with Sumitomo Mitsui Banking Corporation and its subsidiary, SMBC Nikko Securities Inc., page 75

30.   Provide more detail as to what the advisory services you provide to Japanese companies as part of this strategic alliance.

Combined Financial Statements of the Advisory Operations of Moelis & Company Holdings LP

31.   Please revise your Combined Statement of Operations to include a pro forma measure of earnings per share that would have resulted had you completed your reorganization during the most recent period. Please ensure that this measure includes all impacts of the reorganization, such as the impact on income tax expense and any cost sharing or income tax agreements you will enter into as a result of the reorganization. Also, add footnote disclosure to quantify the amounts of any adjustments made as a result of your reorganization and discuss the assumptions used in calculating this measure.

Notes to the Combined Financial Statements

Note 2. Summary of Significant Accounting Policies

Basis of Accounting, page F-9

32.   Please address the following related to your expenses allocated from the Parent:

- Tell us, and if material disclose, the amount of expenses recorded in your financial statements during each period presented that are allocated based on one of the two methods disclosed on page F-21. Also, for each method of allocation disclosed, briefly describe the types of expenses allocated.

- Disclose your estimate of what the allocated expenses would have been if you had operated on a standalone basis for each period presented. If this disclosure is not already provided because it is impractical to do so, please tell us specifically why.

Refer to ASC 225-10-S99-3.

Receivables, page F-9

33. Please revise your disclosures to provide your charge-off policy related to uncollectible accounts. Refer to ASC 310-10-50-4A. Also, provide the schedule required by Item 12-09 of Regulation S-X.

Note 4. Business Changes and Developments, page F-13

34. Please revise your disclosure to describe how the company will change after the reorganization. Discuss the equity structure and the voting and economic rights related to each instrument issued in connection with the reorganization in enough detail for a reader to understand how each security participates or potentially participates in the earnings of the company, the impact of the reorganization on income tax expense and the related tax agreement, any impacts on compensation expense, etc.

Note 6. Fair Value Measurements, page F-15

35. Please revise your filing to disclose the valuation methods and inputs for all Level 2 instruments. Given the decline in the value of your Level 3 assets disclosed on page F-37 relative to the purchase value, please also provide this information for your Level 3 assets held at September 30, 2013. Refer to ASC 820-10-50-2(bbb).

Note 7. Income Taxes, page F-17

36. We note from your disclosure of the reconciliation of applicable statutory tax rates that material fluctuations from 2011 to 2012 were the result of rate benefits from partnership flow-through and foreign permanent tax differences. Please revise page 60 of your MD&A to discuss the effect of these changes on the level of income tax expense in enough detail for a reader to understand whether your past results are indicative of future trends. Refer to Item 303(A)(3) of Regulation S-K.

37. We note from your disclosure on page 60 of the MD&A that you are a pass-through entity for federal income tax purposes. Please disclose the net difference between the tax bases and the reported amounts of your assets and liabilities within your income tax footnote found on page F-17. Refer to ASC 740-10-50-16.

Note 8. Equity-based Compensation, page F-19

38.   Please tell us whether there is a maximum limit on the number Management Units authorized for issuance. If so, please disclose this limit as required by ASC 718-10-50-2(a).

39.   We note from your disclosure on page F-20 that the weighted-average fair value at grant date has increased significantly from 2011 to 2012. Please revise your filing to discuss the financial impact, if material, within the compensation and benefits expenses section of your MD&A.

40.   Please revise your filing to disclose the significant assumptions used to develop your estimate of these awards. Refer to ASC 718-10-50-2(f).

41.   Please revise your filing to also disclose the amount of management units that were unvested at the beginning of the year, the amount of units that vested during the period and the amount of unvested units outstanding at the end of the year. Refer to ASC 718-10-50-2(c)(2).

Note 12. Commitments and Contingencies, page F-22

42.   We observe from your disclosure on page F-23 that you have granted a put option which obligates you to purchase shares of your Joint Venture in Moelis Australia Holdings. In addition, you hold a call option which allows you to purchase shares of this joint venture with terms comparable to the put option. Please revise future filings to disclose your accounting policy for these options in light of the requirements found at ASC 480 (Distinguishing Liabilities from Equity) and ASC 815 (Derivatives).

Note 14. Business Information, page 23

43.   We note your disclosure on page F-23 that you do not allocate your revenues by the type of advice you provide due to complexity and your holistic approach. In your example, you state that an agreement for restructuring advisory services may turn into a need for M&A advisory services. Please tell us the following:

- Whether you would require two separate agreements with your clients in those types of cases such that you can track the amount of revenues related to each service.

- Whether changes in the mix of the types of services you provide have had a significant impact on your level of revenues or liquidity during the reported periods. In this regard, we note your disclosure on page 61 that the restructuring arrangements may have different risks of collectability, which would appear to be a significant driver of profitability and liquidity.

- Whether management reviews the levels of revenue by the type of advice provided when evaluating the operating results of the company.

Part II, Item 16. Exhibits

44.   Please file the strategic alliance agreement with Sumitomo Mitsui Banking Corporation and SMBC Nikko Securities Inc., the Australian joint venture agreement, the Old Holdings shared services and license agreements, the tax receivable agreement and the aircraft agreement.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Jim Dunn at (202) 551-3724 or Rebekah Lindsey at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director